News Release Communiqué de Pressee

Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
2007 Annual Reports
Shareholders’ meeting on May 16th, 2008
2007 Annual Reports
Paris, April 3, 2008. The Registration Document (Document de référence) for the year ended December 31, 2007 was filed with the French Financial Markets Authority (Autorité des Marches Financiers) on Wednesday April 2, 2008.
It is available free of charge to the public, as provided by law, and can be downloaded from the Company’s website (www.total.com, under the heading Investor Relations / Regulated Information in France / Annual Reports).
The Registration Document contains the annual financial report, the report by the Chairman of the Board of Directors on the Board’s activities and on internal control, the reports from the statutory auditors and their fees, and the description of the share buyback program.
The annual report on Form 20-F for the year ended December 31, 2007 was filed with the U.S. Securities and Exchange Commission (SEC) on Wednesday April 2, 2008. The Form 20-F can be downloaded from the Company’s website (www.total.com, under the heading Investor Relations / Publications), or from the website of the SEC (www.sec.gov).
Shareholders’ meeting on May 16th, 2008
The annual general shareholders’ meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2 place de la Porte Maillot, 75017 Paris, France) on Friday May 16, 2008 at 10:00am.
The notice of this meeting was published in the French legal gazette (Bulletin des annonces légales obligatoires) on February 25, 2008 and includes the agenda, draft resolutions and details on attending and voting. Other documents and information concerning this meeting will be available to shareholders as provided by law, and will also be available on the Company’s website (www.total.com, under the heading Investor Relations / Regulated Information in France / General shareholders’ meetings — Preparatory Documents).
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com